CAPSTONE SYSTEMS INC.

242 Dolenjska cesta – Ljubljana, Slovenia, 1000

Tel. (725)333-4110

Email: capstonesystems1@gmail.com

May 3, 2016

Ms. Sherry Haywood, Staff Attorney

U. S. Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re:	Capstone Systems Inc.
Amendment No 3 to Registration Statement on Form S-1 Filed April 7, 2016 File No. 333-207100

Dear Ms. Haywood,

We appreciate the staff's review of our amendment to the Registration Statement as filed on April 7, 2016 and based upon the comment letter dated April 21, 2016 we have amended the Registration Statement as follows:

Dilution, page 15

1.

On page 15, you state that under the "If 100% of the Shares Are Sold" heading that investors in the offering will incur an immediate dilution of $0.027 from $0.04 per share to $0.0011 per share. Please revise the last number from $0.0011 per share to $0.0129 per share.

The disclosure has been revised per your comment.

2.

On page 17, you indicate under the "Existing Stockholder if 50% of Shares are Sold" table that Net tangible book value per share after offering is $0.006 and that Increase to present stockholder in net tangible book value per share after offering is $0.0075. Please revise to switch these amounts.

The disclosure has been revised per your comment.

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements, page F-4 Revenue Recognition, page F-5

3.

We have read your response to comment 5 in our letter dated March 11, 2016. Given that you do not hold inventory and that the supplier appears to be responsible for providing the product directly to the customer, please tell us how you considered ASC 605-45 when determining that gross presentation of recognizing revenue is appropriate. Please provide to us your analysis of the factors included in ASC 605-45 for determining whether revenue should be recognized on a gross or net basis.

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CAPSTONE SYSTEMS INC.

242 Dolenjska cesta – Ljubljana, Slovenia, 1000

Tel. (725)333-4110

Email: capstonesystems1@gmail.com

We performed an analysis of ASC Topic 605-45, Revenue Recognition, doing so with the complete understanding given in ASC 650-45-1 that the decision to report revenue net or gross "is a matter of judgment."  We evaluated each indicator, and concluded that revenues from these arrangements should be presented on a gross basis.

The following indicators may support recording revenue on a gross basis:

a.

The entity is the primary obligor in the arrangement. When we sell our product, kitchen sinks and cabinets, to our customers, there is a contract between us and our customer for the provision of the product, and a separate contract between us and the product supplier. Our customer is not a party to our contract with our supplier. Therefore, even though the supplier may ship the product directly to our customer or the customer may pick up the product at the supplier's US warehouse, Capstone is the party legally obligated to fulfill the product order from the customer. In light of that fact we determined that we are the primary obligor, an indicator that we should report revenue on a gross basis.

b.

The entity has general inventory risk—before customer order is placed or upon customer return. We do not place an order with a supplier until after our customer places an order with us and pre-pays for the product. While we do not carry any inventory, if the product is damaged or does not meet the customer's specification when received by the customer, the product may be returned for exchange. This factor indicated that we should report revenue on a gross basis.

c.	The entity has latitude in establishing price. We have complete discretion in establishing the sales price in these arrangements, which indicated that we should report revenue on a gross basis.

d.	The entity changes the product. Customers are able to order product with personalized/private labels. Therefore, we determined this indicator to result in revenue reported on a gross basis.

e.

The entity has discretion in supplier selection. When a customer places an order for kitchen sinks and cabinets, there is usually more than one supplier that can provide the products. As a result, we have supplier discretion and this is, therefore, an indicator that revenues should be presented on a gross basis.

f.

Involvement in determination of product specifications. As we have several suppliers that we have arrangements with, we may provide our customers with assistance in selecting the kitchen sinks and cabinets to suit their needs. This involvement suggests that we should report revenue on a gross basis.

g.

Credit risk. While we currently require pre-payment for the product from the customer, if in the future we decide to allow credit based shipments, we would retain credit risk on all sales, which indicated that we should report revenue on a gross basis.

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CAPSTONE SYSTEMS INC.

242 Dolenjska cesta – Ljubljana, Slovenia, 1000

Tel. (725)333-4110

Email: capstonesystems1@gmail.com

Capstone Systems Inc. acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jure Perko

Jure Perko

President & Director

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